SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

With the Completion of the Separation Process and
a New Cycle of Growth as a Streamlined, Premier Homebuilder,
Gafisa Announces Management Changes

FOR IMMEDIATE RELEASE - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA) (“the Company”), one of Brazil’s leading homebuilders focused on the residential market, today announces the completion of the separation process of the Gafisa and Tenda business units. Accordingly, the Company is completing a cycle to develop a new solid platform for future growth. This cycle began with the sale of a 70% stake in Alphaville in 2013, improving Gafisa’s liquidity position and capital structure. Next, it initiated the strategic repositioning of Gafisa and Tenda, which led to the operational and corporate separation of both business units.

In keeping with these developments and new business platform, Gafisa hereby announces management changes which complement the restructuring initiated in February and align the Company with the current market scenario. These comprise the election of Guilherme Stefani Carlini and Rodrigo Lucas Tarabori as Chief Operating Officers, and the departure of André Bergstein from the positions of Chief Financial and Investor Relations Officer. Mr. Bergstein is departing to pursue new professional opportunities following the completion of the separation process and the completion of Gafisa’s strategic repositioning. Gafisa is now a streamlined homebuilder focused on leveraging its premier brand and reputation in its core mid to high income segments in São Paulo and Rio de Janeiro. The Company has commenced a search for Mr. Bergstein’s replacement. In the interim, Gafisa’s Chief Executive Officer, Sandro Gamba, will assume the responsibilities of Chief Financial and Investor Relations Officer.

“André has been a strong partner during his time at Gafisa, supporting the implementation of multiple strategic initiatives which have strengthened our capital structure and positioned the Company for the next cycle of growth, seeking to maximize value creation for shareholders. Given the completion of the separation of Gafisa and Tenda, this is an appropriate time for André to conclude his leadership cycle within the Company. We thank André for all his accomplishments and wish him success in his future endeavors“, said Sandro Gamba, Gafisa’s Chief Executive Officer.

With a streamlined business model, solid operational platform and strong brand recognition, Gafisa is well positioned to capture improving trends in the Brazilian real estate market. The changes in management already reflect this new positioning, and recognize the expertise and dedication of in-house executives. Guilherme Carlini and Rodrigo Tarabori join Katia Varalla Levy as Chief Operating Officers.

Guilherme Carlini is a Civil Engineer and has been working at Gafisa since 2009, when he joined as a New Business Manager. In 2013 he was promoted to New Business Officer, and in January 2017 he became Business Officer. He holds an MBA in Business Management from the University of São Francisco / Mackenzie (2007) and credentials in Management of Enterprises in Civil Construction from Universidade de São Paulo –USP.

Rodrigo Tarabori is a Civil Engineer and has been with Gafisa since 2000, having worked as New Business Coordinator, Sales Coordinator, Sales Manager and CRM Manager. In March 2010, he was promoted to Business Officer. In February, 2015 he was appointed Commercial Officer, responsible for the Sales and

Marketing structure of Gafisa Vendas. In 2017, he became responsible for commercial activities for Rio de Janeiro as Gafisa’s Sales and Marketing Officer. Rodrigo holds an MBA in Real Estate Management from Fundação Armando Álvares Penteado – FAAP.

"I congratulate the new Executive Officers, who along with Katia, myself and other of our colleagues will be responsible for steering Gafisa into this next cycle of growth for the Company. The market continues to present challenges but we are confident that Gafisa’s strong brand, strategic positioning and excellent team will uniquely position us to capitalize on future growth," said Sandro.

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving the Brazilian market. Established more than 60 years ago, the Company focuses on growth and innovation to bring well-being, comfort and safety to more and more people. We have completed and delivered more than 1,100 developments and built more than 15 million square meters of housing under the Gafisa brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market for its quality, consistency, and professionalism. Our pre-eminent brands, in addition to Gafisa, which is focused on the medium and high-income segments and a 30% stake in Alphaville, one of leading urban development companies operating in the sale of residential lots across the country. Gafisa S.A. is a corporation traded on the Novo Mercado of the BM&FBovespa (BOVESPA:GFSA3) and is the only Brazilian real estate company traded at the New York Stock Exchange (NYSE:GFA) with a Level III ADR program, which guarantees the best practices of corporate governance and transparence.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer